SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 16)*

LSI INDUSTRIES INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

502 16C 10 8

(CUSIP Number)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ]      Rule 13d-1(b)

[   ]      Rule 13d-1(c)

[X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 4 Pages

CUSIP NO. 502 16C 10 8                                         Page 4 of 4 Pages

---------------- ---------------------------------------------------------------
                 NAME OF REPORTING PERSONS
1                S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                 Robert J. Ready

---------------- ---------------------------------------------------------------
2                CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)
                                                                      (b) [X]

---------------- ---------------------------------------------------------------
3                SEC USE ONLY

---------------- ---------------------------------------------------------------
4                CITIZENSHIP OR PLACE OF ORGANIZATION

                 United States of America

---------------- ---------------------------------------------------------------
                 5           SOLE VOTING POWER
   NUMBER
  OF SHARES                  822,889
BENEFICIALLY     ---------------------------------------------------------------
   OWNED         6           SHARED VOTING POWER
  BY EACH
 REPORTING                   0
PERSON WITH      ------------ --------------------------------------------------
                 7            SOLE DISPOSITIVE POWER

                              822,889
                 ------------ --------------------------------------------------
                 8            SHARED DISPOSITIVE POWER

                              0
---------------- ---------------------------------------------------------------
9                  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                   822,889

------------------ -------------------------------------------------------------
10                 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9)
                   EXCLUDES CERTAIN SHARES*

------------------ -------------------------------------------------------------
11                 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                   5.2%
------------------ -------------------------------------------------------------
12                 TYPE OF REPORTING PERSON*

                   IN
------------------ -------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

Page 3 of 4 Pages

ITEM	1(a)	Name of Issuer: LSI Industries Inc.

1(b)	Address of Issuer's Principal Executive Office: 10000 Alliance Road Cincinnati, Ohio 45242

2(a)	Name of Persons Filing: Robert J. Ready

2(b)	Address of Principal Business Office: 10000 Alliance Road Cincinnati, Ohio 45242

2(c)	Citizenship: U.S.A.

2(d)	Title of Class of Securities: Common Stock, No Par Value

2(e)	CUSIP No.: 502 16C 10 8

3.	If this Statement is Filed Pursuant to Rules 13d-1(b) or 13d-2(b), check whether the Person Filing is a: N/A

4.	Ownership: (a) See Item 9 of cover page. (b) See Item 11 of cover page. (c) See Items 5-8 of cover page.

The shares in Items 5, 7 and 9 include options for 9,600 shares exercisable within 60 days and 181,482 shares held by Mr. Ready as Trustee of a Voting Trust Agreement for the benefit of his children pursuant to which Mr. Ready has the sole power to vote and direct the disposition of such shares. Mr. Ready disclaims beneficial ownership of these 181,482 shares.

5.	Ownership of 5% or less of class: N/A

6.	Ownership of more than 5% on behalf of another person : N/A

7.	Identification and classification of the subsidiary which acquired the security being reported by the parent holding company: N/A

Page 4 of 4 Pages

8.	Identification and classification of members of the group: N/A

9.	Notice of dissolution of group: N/A

10.	Certification: N/A

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 8, 2002 Date /s/ Robert J. Ready Signature Robert J. Ready Name/Title